Exhibit 99.3

Edge Resources Announces First Closing of Flow Through Share
and Common Unit Financing

CALGARY, ALBERTA--(Marketwire – April 12, 2011) – Edge Resources Inc. ("Edge" or the "Company") is pleased to announce that it has closed $2.113 million of its previously announced $4.5 million offering of units of the Company (“Units”) at a purchase price of $0.38 per Unit and “flow through” common shares (“Flow Through Shares”) at a purchase price of $0.45 per Flow Through Share.  The Company issued 4,509,500 Units and 888,222 Flow Through Shares.  Each Unit consists of one common share of the Company (each a “Share”) and one half of one purchase warrant, each whole warrant exercisable into one Share upon payment of $0.50 per Share for a period of 18 months from the date of issuance.  It is expected that the final closing under the offering will take place later in April.

The Company paid a finders’ fee to eligible persons in the aggregate amount of $146,389.60 and 370,085 finders warrants.  Each finders warrant is exercisable into one Common Share upon payment of $0.40 per share for a period of one year from the date of issuance.

The securities issued in the Offering will be subject to a hold period of four months plus one day from closing.  The Offering is subject to final TSX Venture Exchange approval.

Proceeds from the Offering will be used for the continuing exploration and development of the Company’s lands in western Canada and for working capital purposes.

About Edge Resources Inc.

Edge Resources is focused on the exploration, development and production of shallow oil and natural gas horizons, most prominently from the Edmonton Sands group of formations, a conventional, shallow gas group of reservoirs located in Central Alberta, Canada.  The management team’s very high success rate is based on the safe, efficient deployment of capital and a proven ability to efficiently execute in shallow formations, which gives Edge Resources a sustainable, low-cost, competitive advantage.

The Alberta Government estimates that there is 44 trillion cubic feet ("TCF") of non-producing, shallow natural gas in Alberta. Edge Resources’ management team has evaluated over 20,000 sections of land and has identified over 200 "five-star" sections.

For more information, visit the company website: www.edgeres.com or contact:

Brad Nichol
President & Director
Edge Resources Inc.
Suite 1400, 717-7th Avenue SW
Calgary, AB, Canada  T2P 0Z3
Phone: +1 (403) 767 9905

This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company’s registered filings which are available at www.sedar.com.

This news release shall not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Trading in the securities of Edge Resources Inc. should be considered highly speculative. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.